EXHIBIT 99.1

Tekmira's Partner Initiates Phase III Trial With LNP-Enabled Patisiran (ALN-TTR02)

Phase II Data Presented at Scientific Symposium Further Validates Tekmira's LNP Technology

VANCOUVER, British Columbia, Nov. 10, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today reported that Alnylam Pharmaceuticals, Inc. (Nasdaq:ALNY) presented positive results from its Phase II clinical trial with patisiran (ALN-TTR02), an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), which is enabled by Tekmira's lipid nanoparticle (LNP) technology. The program represents the most clinically advanced application of Tekmira's proprietary LNP delivery technology.

"Today's most significant RNAi advances within the clinic are driven by Tekmira's LNP technology. We are pleased to report patisiran (ALN-TTR02), which is enabled by Tekmira's leading LNP technology, has entered a Phase III clinical trial. Our LNP delivery technology continues to be validated by positive clinical data, with these Phase II results demonstrating a product that is effective, safe and well tolerated. Our LNP is enabling multiple RNAi products in clinical development in a variety of therapeutic areas, including our own robust product pipeline, as well as partner products," said Dr. Mark J. Murray, Tekmira's President and CEO.

Alnylam presented data at the IXth International Symposium on Familial Amyloidotic Polyneuropathy (ISFAP) being held in Rio de Janeiro, Brazil, November 10-13. Alnylam reported results showing that multiple doses of patisiran led to robust and statistically significant knockdown of serum TTR protein levels of up to 96%, with mean levels of TTR knockdown exceeding 85%. Knockdown of TTR, the disease-causing protein in ATTR, was found to be rapid, dose dependent, and durable, and similar activity was observed toward both wild-type and mutant protein. In addition, patisiran was found to be generally safe and well tolerated in this study.

Alnylam also announced today the initiation of the APOLLO Phase III trial of patisiran, with the study now open for enrollment, to evaluate efficacy and safety of patisiran in ATTR patients with Familial Amyloidotic Polyneuropathy (FAP). Tekmira is entitled to receive a US$5M milestone payment upon dosing of the first patient within this trial.

For more detailed information about the initiation of the APOLLO Phase III trial and the newly presented Phase II data for patisiran (ALN-TTR02), please refer to the Alnylam news release dated November 10, 2013 and the presentation of these data, which can be found on Alnylam's website at www.alnylam.com.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the quantum and timing of future partner milestone payments, including the US$5M payment upon dosing of the first patient within the Phase III APOLLO trial with patisiran.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; and the time required for development partners and licensees to complete research and product development activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances will not result in expected results on a timely basis, or at all; and, anticipated milestone and royalty payments under contracts with Tekmira's collaborative partners – including a US$5M milestone payment dosing of the first patient within the Phase III APOLLO trial with patisiran – may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca